Exhibit #99.1 FOR IMMEDIATE RELEASE

VISIUS SURGICAL THEATRE ENHANCES STEREOTACTIC PROCEDURES

Winnipeg, Manitoba, December 19, 2011 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced the first stereotactic neurosurgical procedures that have been performed in a VISIUS Surgical Theatre using the Company’s new head fixation and imaging coil system.

The first case, performed at Barnes-Jewish Hospital in St. Louis, Missouri, U.S.A. by Dr. Joshua Dowling, Department of Neurosurgery, Washington University School of Medicine, involved the successful surgical treatment of an adult patient diagnosed with Essential Tremor. Remaining awake for the entire procedure, the patient noticed the results immediately when picking up a cup during surgery without trembling.  So pleased with the procedure, the patient asked the surgeon during the case to have the other side of the brain treated. Dr. Dowling said, “This case represented a significant improvement in the way we care for our patients.  With the VISIUS Surgical Theatre, we eliminate the need to transport the patient from the OR to the imaging department and back again.  We now have the ability to take an MR image of the patient, plan the surgery and perform the entire procedure all in the same room without moving the patient, which streamlines our workflow and reduces stress on the patient.”

In the second case, Dr. Dowling used the new stereotactic capabilities of the suite to treat an adult patient suffering from dystonia.  Traditionally, patients with dystonia are anesthetized for MR imaging, requiring that they are transported between a conventional OR and the radiology department before the procedure.  Dr. Dowling added: “Performing stereotactic procedures in the VISIUS Surgical Theatre eliminates the need for transporting an anesthetized patient and the anesthesia equipment through the hospital and reduces the overall time under sedation.”

The latest development from IMRIS making this possible is a one-of-a-kind head fixation system that integrates with IMRIS’s flexible head coil and MR-compatible operating room table.  The new device enables preoperative MR imaging and surgical planning as the patient remains on the OR table in the optimal surgical position, followed by a safe and rapid transition to the surgical procedure.  Dr. Dowling commented: “With this latest innovation, we can now treat movement disorders such as Parkinson’s Disease and dystonia in our VISIUS Surgical Theatre with greater workflow efficiencies than in conventional operating rooms.”

To date, more than 6,000 procedures have been completed in VISIUS Surgical Theatres located in leading hospitals around the world. David Graves, CEO IMRIS commented: “Enabling stereotactic procedures opens the door to a wider range of clinical applications that can be performed in the VISIUS Surgical Theatre and provides new opportunities for hospitals to maximize the utilization of the suite.”

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com